333-6184

02047084

P.E. 7-31-02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED AUG 0 ? 2002 WASH. D.C. 154

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period June 4 to July 31, 2002

ARC ENERGY TRUST

(Translation of registrant's name into English)

2100, 440 2nd Avenue S.W., Calgary, Alberta T2P 5E9 (Canada)

(Address of principal executive officer)

PROCESSED
P AUG 0 8 2002
THOMSON FINANCIAL

(403) 503-8600

(Telephone number, including area code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20F _______ Form 40-F √_____

Indicate by check mark whether the registrant by furnishing information contained in this form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No √_____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .

The following documents are included in this Form 6-K as Exhibits:

1. Press Release dated Jun 19, 2002.
2. Press Release dated July 2, 2002.
3. Press Release dated July 9, 2002.
4. Press Release dated July 18, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED: July 31, 2002

ARC ENERGY TRUST
by ARC Resources Ltd.

By: ______________________
Allan R. Twa
Secretary

Index to Exhibits

Exhibit Number	Title
1	Press Release dated Jun 19, 2002.
2	Press Release dated July 2, 2002.
3	Press Release dated July 9, 2002.
4	Press Release dated July 18, 2002.

EXHIBIT 1

NEWS RELEASE

June 19, 2002

ARC ENERGY TRUST CONFIRMS JULY 15, 2002 CASH DISTRIBUTION AMOUNT

CALGARY, June 19, 2002 (AET.UN and ARX - TSE) ARC Energy Trust (the "Trust") confirms that the cash distribution to be paid on July 15, 2002 in respect of June production, for Unitholders of record June 30, 2002 will be $0.13 per trust unit. The ex-distribution date is June 26, 2002.

Trailing 12-month cash distributions now total $1.92 which includes the June 17, 2002 distribution.

Unitholders may access ARC's interactive online electronic Annual Report for 2001 at www.AETreports2001.com and first quarter report 2002 at www.arcresources.com.

ARC RESOURCES LTD.

John P. Dielwart,
President and Chief Executive Officer

For further information about ARC Energy Trust, please visit our website **www.arcresources.com** or contact:

Jan Young, Manager, Investor Relations, E-mail: jyoung @arcresources.com
Telephone: (403) 509-6418 Fax: (403) 509-6417
Toll Free 1-888-272-4900

ARC Resources Ltd.
2100, 440 - 2nd Avenue S.W.
Calgary, AB T2P 5E9
Tel: (403) 503-8600

EXHIBIT 2

NEWS RELEASE

FOR IMMEDIATE RELEASE
July 2, 2002

CALGARY, July 2, 2002 (AET.UN and ARX – TSX) ARC Resources Ltd. along with ARC Energy Trust announce the increase to the Exchange Ratio of the Exchangeable Shares of the corporation from 1.24982 to 1.26018. Such increase will be effective on July 15, 2002.

The following are the details on the calculation of the Exchange Ratio:

Record Date of ARC Energy Trust Distribution	Opening Exchange Ratio	ARC Energy Trust Distribution per Unit	10 day Weighted Average Trading Price of AET.UN (Prior to the end of the Month)	Increase in Exchange Ratio **	Effective Date of the Increase in Exchange Ratio	Exchange Ratio as of Effective Date
June 30, 2002	1.24982	$0.13	$12.5538	0.01036	July 15, 2002	1.26018

** The increase in the Exchange ratio is calculated by dividing the ARC Energy Trust Distribution per Unit by the 10 day weighted average trading price of AET.UN.

A holder of ARC Resources Ltd. Exchangeable Shares can exchange all or a portion of their holdings at any time by giving notice to their investment advisor or Computershare Investor Services at its principal transfer office in Suite 600, 530 – 8th Avenue SW, Calgary, Alberta, T2P 3S8, their telephone number is (403) 267-6555 and their website is www.computershare.com.

ARC RESOURCES LTD.
John P. Dielwart,
President and Chief Executive Officer

For further information about ARC Energy Trust, please visit our website **www.arcresources.com** or contact:

Jan Young, Manager, Investor Relations, E-mail: jyoung @arcresources.com
Telephone: (403) 509-6418 Fax: (403) 509-6417
Toll Free 1-888-272-4900
ARC Resources Ltd.
2100, 440 – 2nd Avenue S.W.
Calgary, AB T2P 5E9
Tel: (403) 503-8600

EXHIBIT 3

ARC Energy Trust Eliminates Management Contract Structure and All Related Fees

Calgary, July 9, 2002 – (AET.UN and ARX – TSX) ARC Energy Trust (the Trust) announced today that the Trust will be the first conventional oil and gas royalty trust to eliminate the external management contract structure and all related fees. The Trust has reached an agreement with the Manager, ARC Resources Management Ltd. ("ARML") to purchase all of the outstanding shares of ARML, for $4.25 million in cash, the assumption of a $5 million future obligation, plus an aggregate of 3.58 million Trust Units or at the option of the holder, Exchangeable Shares. The $5 million future obligation funds future contingent payments of long-term retention bonuses for the Trust's officer team. A Special Committee of independent directors reviewed and negotiated the transaction on behalf of the Trust. CIBC World Markets Inc. gave financial advice and delivered an opinion to the Special Committee as to the fairness to the Trust, from a financial point of view, of the consideration paid by the Trust. As part of the agreement, all of the existing management team will continue with the Trust in their current roles.

Fred Coles, Co-Chairman of the Special Committee of the Board which negotiated the acquisition, stated that "We are extremely pleased that an agreement has been reached to purchase ARML. This transaction and resulting elimination of external management and transaction fees, has been structured to be accretive to net asset value, cash flow and distributions. In addition, the management team that has created so much value for unitholders has made a long-term commitment to remain with the Trust. The Trust has paid approximately $25 million in management, acquisition and disposition fees over the past two years and the elimination of these external management and transaction fees will increase the funds available for distribution to our unitholders. Another important benefit is the further alignment of management with unitholders through their increased direct ownership of Trust Units. At the completion of this transaction, directors and officers of ARC Energy Trust will own approximately 2.5 million Trust Units. Total ownership of Trust Units increases to approximately 4.6 million units including the directors, management and staff of ARC Financial Group. The implementation of the transaction will improve the corporate governance of the Trust by allowing unitholders to elect all seven of the directors of ARC Resources rather than just the four independent directors."

John Dielwart, President and Chief Executive Officer of ARC Resources Ltd. said that "We are pleased to be able to respond to the issues associated with the management contract which have been a concern to certain of our existing unitholders and potential investors. We believe that this internalized structure will appeal to investors and further strengthen the Trust's ability to access growth capital. When the Trust was formed six years ago, management contracts were the norm in the royalty trust sector which was comprised of a limited number of small cap entities. With the rapid growth in both size and quantity of royalty trusts, it was time to re-evaluate the management contract structure. We believe this transaction will facilitate the broadening of our investor base, thereby potentially reducing our cost of capital. This would provide us with a competitive advantage as we pursue value adding acquisitions for the Trust".

Details of the agreement will be mailed to unitholders of the Trust before the end of July. A meeting of the unitholders of the Trust will be called for August 28th, 2002 at which a majority vote of unitholders, not including shareholders of ARML, will be sought. The transaction is expected to close on August 29, 2002 subject to unitholder and regulatory approval.

Terms of the Agreement

A corporate subsidiary of the Trust will purchase all of the shares of ARML for $4.25 million in cash, the assumption of the ARML obligation to pay $5.0 million of future retention bonuses for senior management of the Trust and the issuance of a total of 3.58 million Trust Units or, at the option of each shareholder of ARML, Exchangeable Shares of the subsidiary, exchangeable initially on a one for one basis. Valuing the Trust Units at the 10 day weighted average trading price of $12.78, without discounting the cost of the future retention payments, the total purchase price for ARML is $55 million. The new Trust Units and Exchangeable Shares to be issued represent approximately three per cent of the outstanding Trust Units.

The agreement calls for escrow and forfeiture provisions for most of the 73 shareholders of ARML as well as retention bonuses for the officers. These are intended to ensure the long-term continuity of management.

- Escrow terms for eight senior shareholders of ARML, including the Trust's six officers, require that 66 2/3 per cent of the securities issued will be held in escrow for a period of up to five years. Each year on the anniversary date of the closing of this transaction, 20 per cent of the Trust Units or Exchangeable Shares, will be released to the shareholders. Collectively, this group accounts for 49 per cent of the outstanding shares in ARML.
- Escrow terms for other major shareholders of ARML, which include certain senior employees of the Trust and senior employees of ARC Financial, require that fifty per cent of the Trust Units and Exchangeable Shares issued will be held in escrow for a period of up to five years. The escrowed shares for this group will also be released at the rate of 20 per cent per year. This group holds approximately 43 per cent of the outstanding shares of ARML.
- A further group of key employees within the Trust and ARC Financial, owning approximately six per cent of the outstanding shares of ARML, will have 50 per cent of their Trust Units or Exchangeable Shares escrowed for up to three years. The securities will be released from escrow at the rate of one third per year. The remaining minor shareholders of ARML, owning approximately two per cent of the outstanding shares, will not be subject to any escrow provisions.
- All Officers of the Trust and Directors of ARC Financial will be subject to forfeiture provisions should they leave their employment within five years of the closing of this transaction. If an individual leaves in the

first year after closing, 30 per cent of the securities held in escrow will be forfeited. The amount subject to forfeiture declines evenly over five years. The forfeiture provision is cancelled if there is a change in control of the Trust. Any Trust Units or Exchangeable Shares forfeited under this provision will be redistributed among the remaining members of the group.

- The retention bonus, having an undiscounted value of $5.0 million, will be declared by ARML, for the six existing officers of ARC Resources immediately prior to closing. The bonus will be paid out in equal amounts over a five year period if the officer stays employed by the Trust. The total of the bonuses to be paid to the six officers will be $1.0 million per year. In the event of a departure of any such officer, future bonus payments will be forfeited to the benefit of the Trust.

ARML will enter into a five year agreement with ARC Financial for ARC Financial to continue to provide research and strategic services to the Trust at no cost to the Trust. This information and advice relates to commodity markets and prices, the timing of market cycles and market related strategic issues for the Trust.

ARML is owned, directly or indirectly, as to approximately 35 per cent by Mac Van Wielingen, John Stewart and John Dielwart, the three directors of ARC Resources Ltd. who represent the Manager on the Board of Directors; 14 per cent by the other officers of ARC Resources Ltd.; and 14 per cent by employees of ARML engaged in the day to day activities of the Trust and ARC Resources Ltd. The remaining approximate 37 per cent of ARML is substantially all owned, directly or indirectly, by other directors, officers or employees of the ARC Group of companies including certain of those who historically had been active in supporting the growth and development of the Trust.

The agreement, which has received the approval of the Trust's Board of Directors, was negotiated on the Trust's behalf by a special committee comprised of the independent directors of the Trust and co-chaired by Walter DeBoni and

Fred Coles. The special committee received financial advice and a fairness opinion on the transaction from CIBC World Markets.

Conference Call Today

ARC Energy Trust will host a conference call today, Tuesday, July 9th, 2002 starting at 2:30 p.m., Mountain Time (4:30 p.m. Eastern Time) to discuss this transaction. To participate in this call, please dial 1-888-881-4892 (Toronto area please call 640-4127) approximately 10 minutes prior to the conference call. An archived recording of the call will be available from approximately 6:30 p.m. on July 9th until July 18th by dialing 1-877-289-8525 (Toronto area please call 640-1917) and entering pass code 198694. A live audio Web cast of the conference call will also be available at the ARC Energy Trust website http://www.arcresources.com.

ARC Energy Trust is one of Canada's largest conventional oil and gas royalty trusts with an enterprise value of approximately $1.8 billion. The Trust currently has an indirect interest in oil and gas production of over 42,000 barrels of oil equivalent per day from five core areas in western Canada. The royalty trust structure allows net cash flow to be distributed to unitholders in a tax efficient manner. ARC Energy Trust trades on the TSX under the symbol AET.UN.

Advisory – In the interests of providing the Trust's unitholders and potential investors with information regarding the Trust, including management's assessment of future plans and operations, certain statements contained in this news release are forward-looking statements. These forward looking statements are based on certain assumptions that involve a number of risks and uncertainties and are not guarantees of future performance. Actual results could differ materially as a result of changes to the Trust's plans, the impact of changes in commodity prices, general economic, market and business conditions as well as production, development and operating performance and other risks associated with oil and gas operations.

For Further Information contact:

David Carey
Vice President, Business Development
(403) 509-6585
Toll Free: 1-888-272-4900

Jan Young
Manager, Investor Relations
(403) 509-6418

EXHIBIT 4

NEWS RELEASE

July 18, 2002

ARC ENERGY TRUST ANNOUNCES MONTHLY CASH DISTRIBUTIONS TO BE PAID FOR THIRD QUARTER 2002

CALGARY, July 18, 2002 (AET.UN and ARX - TSE) ARC Energy Trust (the "Trust") announced today that a cash distribution of $0.13 per trust unit will be paid on August 15, 2002 in respect of July production. This distribution incorporates the withholding of approximately 20 per cent of cash flow for the financing of capital expenditures in order to provide more sustainable distributions in the long-term. Based upon the current forward market for commodity prices, this level of cash distribution would be maintained through the third quarter as follows:

Record Date	Ex-Distribution Date	Distribution Date	Distribution Per Unit
July 31	July 29	August 15	$0.13
August 31	August 28	September 16	$0.13*
September 30	September 26	October 15	$0.13*

*** Estimate based upon current market outlook and subject to change based upon actual market conditions.**

The manager of the Trust maintains an active hedging program directed towards providing stable and predictable cash distributions. For the remaining calendar year 2002, approximately 54 per cent of crude oil and natural gas liquids production and 32 per cent of natural gas production is hedged. During the second quarter as commodity prices fluctuated widely, the Trust's hedge position helped protect the stability of distributions for unitholders. The second quarter recovery in crude oil prices has resulted in an increase in cash flow from the unhedged portion of the Trust's production, which will be directed towards our 2002 capital program. This increased the level of withholding of cash flow in the second quarter to approximately 20 per cent from 10 per cent in the first quarter.

Commodity prices are expected to continue to fluctuate which will have an impact on cash distributions available for 2002 third quarter. To the extent that a cash surplus develops during a period of significant price increases, this will be addressed in a subsequent quarter's distribution.

Continued page 2...

As at July 15, 2002, the Trust's trailing twelve-month distributions total CAD $1.83 per unit, providing a trailing twelve-month cash on cash yield of approximately 14%.

The Board of Directors of ARC Resources Ltd. announces the appointment of Deloitte & Touche LLP as auditors of ARC Energy Trust, having accepted the resignation of Arthur Andersen LLP, the previous auditors for the Trust.

ARC Resources Limited also announces the completion of the purchase of previously announced crude oil and natural gas property acquisitions in the amount of $35 million, financed from the net proceeds of the trust unit offering which closed June 3, 2002.

Contained in this news release is forward-looking information. The reader is cautioned that assumptions used in the preparations of such information, particularly those pertaining to cash distributions, production levels, operating costs and drilling results, although considered reasonable by the Trust at the time of preparation, may prove to be incorrect. The actual results achieved may vary from the information provided herein and the variations may be material. Consequently, there is no representation by the Trust that actual results achieved will be the same in whole or in part as those presented herein.

ARC RESOURCES LTD.

John P. Dielwart,
President and Chief Executive Officer

For further information about ARC Energy Trust, please visit our website **www.arcresources.com** or contact:

Jan Young, Manager, Investor Relations, E-mail: jyoung @arcresources.com
Telephone: (403) 509-6418 Fax: (403) 509-6417
Toll Free 1-888-272-4900

ARC Resources Ltd.
2100, 440 – 2nd Avenue S.W.
Calgary, AB T2P 5E9
Tel: (403) 503-8600